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                             August 20, 2020

       James Hauslein
       Chairman and Chief Executive Officer
       Jupiter Acquisition Corp.
       11450 SE Dixie Hwy
       Hobe Sound, FL 33455

                                                        Re: Jupiter Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 24,
2020
                                                            CIK No. 0001817868

       Dear Mr. Hauslein:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary Financial Data, page 30

   1. Please expand your disclosure in the table to also include the "as adjusted" amounts at
                                                        July 7, 2020 assuming
consummation of the offering.
       Our Management Team, page 84

   2. Please clearly describe the different roles and the intended delineation of duties among members of each of the
three groups of management. Provide material details
                                                        regarding any
understandings regarding compensation (in addition to the unlimited reimbursement mentioned
at page 77). For example, you state at page 85 that neither of your two special
advisors has "any employment, consulting fee or other similar
 James Hauslein
Jupiter Acquisition Corp.
August 20, 2020
Page 2
      compensation arrangements with us," but it is unclear what their roles and duties are in connection with any initial business combination. At page 88 you suggest that with respect to third party efforts, you would consider payment of "a finder
s fee, consulting
      fee, advisory fee or other compensation to be determined...." Last, you state at page 113
      that "no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination." Please clarify.
Assistance from Methuselah Advisors, page 86

3. We note your disclosure that Messrs. Yadav, Bhargava, and Izard of Methusaleh Advisors
      are not "required to commit any specified amount of time to our affairs; however, we expect that certain of these individuals will on average dedicate a majority of their professional time on our affairs." Please also disclose whether you intend to pay any consulting fees or other compensation to these individuals.
       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameJames Hauslein
                                                            Division of
Corporation Finance
Comapany NameJupiter Acquisition Corp.
                                                            Office of Energy &
Transportation
August 20, 2020 Page 2
cc:       Jason Simon
FirstName LastName